82-2373

03 MAR 11 AM 7:21

ERG
GROUP

Your ref
Our ref CMP-0014-01

28 February 2003

03007261

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "$20 million Melbourne Settlement Payment due to ERG Subsidiary".

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/11

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr280203.doc

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2003

TIME: 12:23:01

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

$20m Melbourne settlement payment due to ERG subsidiary

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014-01
FROM	Peter Fogarty
DATE	28 February 2003
FAX	+61 8 9273 1208
PHONE	+61 8 9273 1208
PAGES	2
RE	**Announcement**

ERG GROUP

FACSIMILE

Dear Sirs

I enclose the following:

- Media Release headed "$20 million Melbourne Settlement Payment due to ERG Subsidiary.

Yours faithfully

Peter Fogarty
Chief Executive

c:\data\winword\peterf\releases\asxcoverfeb03.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE 28 February 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

$20 million Melbourne Settlement Payment due to ERG Subsidiary

The ERG Group today announced the third and final payment has become due to its subsidiary, OneLink Transit Systems, under the terms of the Melbourne scope creep settlement announced on 30 May 2002. The settlement allowed a final payment of $20 million to be made to OneLink Transit Systems on demonstration of improved availability standards of the Melbourne automated ticketing system for public transport passengers. OneLink has achieved these standards with a comfortable margin, giving rise to the payment and concluding all aspects of the settlement.

A lump sum payment of $5 million was made to OneLink today, with $3.3 million of the proceeds flowing directly through to ERG. The remaining $15 million will be paid progressively to OneLink over the remaining term of the contract that expires in March 2007. Approximately $6 million of these funds will flow directly to ERG. These payments are in addition to the $2.85 million increased maintenance payment due to ERG each year and commencing from 30 May 2002.

The payment is the third instalment of a $65 million staged settlement reached between OneLink and the Victorian Government for all outstanding claims in relation to the Melbourne automated ticketing system. The first payment of $25 million was paid on announcement of the settlement terms in May 2002, and the second instalment of $20 million was paid on signing of the contracts in October 2002.

-END-

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 16 offices across 12 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has deployed systems that have issued more than 50 million smart cards. ERG is an Australian-based company, listed on the Australian Stock Exchange.

03 MAR 11 AM 7:21

ERG GROUP

Your ref
Our ref CMP-0014-01

27 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange:

- Media Release headed "ERG Reaches Agreement Seattle Regional Fare Collection System";
- Announcement headed "ERG Convertible Notes";
- Media Release headed "ERG Subsidiary Signs Contract for Sydney Integrated Ticketing System"; and
- accompanying media release from the New South Wales Minister for Transport regarding the contract.

Yours faithfully

Beth Jones

/**Clare Barrett-Lennard**
Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr270203.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/02/2003

TIME: 12:50:53

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reaches agmt for Seattle Regional Fare Collection System

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ERG
GROUP

FACSIMILE

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Peter Fogarty	**DATE**	26 February 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1100	**PAGES**	3
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Media Release headed "ERG Reaches Agreement for Seattle Regional Fare Collection System".

Yours faithfully

Peter Fogarty
Chief Executive Officer

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE	26 February 2003
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Reaches Agreement for Seattle Regional Fare Collection System

Global transit smart card leader ERG Group has reached agreement with six public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The six agencies include Community Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit, and Washington State Ferries.

All contractual terms have been agreed, and the contract documents are to be executed following final approval from the boards of each of the transportation agencies. King County Metro Transit, the lead agency, will send the agreement for board approval in a fortnight. One of the operators, Community Transit, endorsed the agreement last week. The boards of the other agencies are expected to take action on the agreement by mid-March.

The contract is worth approximately US$63 million to ERG for the system implementation and management for a ten-year term once the system is operational. Work will commence on the project once all the agencies have approved the contract, with the first phase expected to be in live operation in approximately two years.

The project involves the design and implementation of a "seamless" smart card system across 2065 buses, and the commuter rail and ferry services throughout the region, as well as the fare card and services management for ten years after implementation. The tender was initiated by the agencies in order to establish a common fare system utilising smart cards in order to better coordinate their respective services and improve the availability, reliability, and convenience of public transportation.

The Seattle region collectively generates approximately 130 million passenger journeys per year and more than US$160 million in annual passenger revenues. It is expected that 400,000 smart cards will be initially issued on commencement of the project. Non-transit applications such as banking, retail and toll collection may be added to the cards at a later stage.

Mr Mike Nash, President of ERG's North American operations, said: "ERG has built a position of strength on the US west coast with contracts in Seattle, San Francisco and Ventura County near Los Angeles. When added to our contracts in Las Vegas, Toronto and Washington DC, ERG has made its mark on the fare collection industry in North America."

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Reaches Agreement for Seattle Regional Fare Collection System

Cardholders will have a variety of means to purchase and load value on their cards, including both agency and third party retail outlets (such as convenience stores), by mail or over the telephone, at ticket vending machines and through the Internet. The convenience of "Autopay" will also be provided, whereby cards can be automatically revalued through a pre-authorised charge to a credit card or bank account, without any need for the cardholder to visit a revalue location.

ERG will use its San Francisco smart card Service Bureau to provide all of the required services including card issuance, management, maintenance and the clearing and settling of transactions. As such, it ideally complements the San Francisco transit smart card project and will produce significant operating synergies across both locations.

Mr Nash added: "We expect to see strong financial benefits to ERG and our customers from the use of a single service bureau to service multiple cities. We are not aware of any of our competitors having the proven capability to offer this solution to their customers."

King County Executive, Ron Sims, said: "A regional 'seamless' fare system is a major step forward for users of mass transit. It will also give businesses, such as Boeing and Microsoft, which subsidise public transit for their employees, better information about their employee ridership. It provides accurate ridership data and makes the entire system more cost efficient."

"We're positioning ourselves to grow with this technology," added Rick Walsh, General Manager of King County Metro Transit. "Other service providers can join our system in the future. As the smart card becomes more widely used, it can also be expanded to allow cardholders to pay for other services, such as parking, sundries or other municipal services. Eventually, the microchip with the transit information could be made more customer friendly by imbedding it in watches, key chains or other easily carried items for the convenience of the user."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 16 offices across 12 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has deployed systems that have issued more than 50 million smart cards. ERG is an Australian-based company, listed on the Australian Stock Exchange.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/02/2003

TIME: 15:05:27

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Convertible Notes

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

The contents of this fax are confidential and may only be used or disclosed by the addressee.

25 FEB 2003

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Rebecca Greig	**DATE**	25 February 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	1
RE	**ERG Convertible Notes**				

Dear Sirs

I provide the following information in relation to the ERG Convertible Notes (**ERGG**) issued on 28 February 2000:

- Ex date 11 March 2003
- Note record date 17 March 2003
- Interest payment date 1 April 2003
- Interest payment amount 50.625¢

As part of the proposed recapitalisation of the Company announced on 28 November 2002, ERG Limited intends to seek noteholder approval to satisfy the April interest payment referred to above by the issue of shares in the Company. Furthermore, the Company will seek approval from noteholders to convert the face value of their notes into ordinary shares on the basis of 90 shares for each note held. It is intended that noteholder meeting documentation will be dispatched to enable a meeting of noteholders to take place on or before 31 March 2003.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax240203.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/02/2003

TIME: 11:37:54

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Subsidiary signs cont for Sydney Integrated Ticketing System

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Peter Fogarty	**DATE**	20 February 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	5
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Media Release headed "ERG Subsidiary Signs Contract for Sydney Integrated Ticketing System"; and
- accompanying Media Release from the New South Wales Minister for Transport regarding the contract.

Yours faithfully

Peter Fogarty
Chief Executive

FACSIMILE

c:\data\winword\peterf\releases\asxcoversydneyfeb03.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE 20 February 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Subsidiary Signs Contract for Sydney Integrated Ticketing System

Global transit smart card leader ERG Limited (ERG) today announced that its Integrated Transit Solutions Ltd (ITS) subsidiary has signed contracts with the New South Wales Government to supply, install and operate an integrated smart card based ticketing system for the entire Greater Sydney commuter transport network.

The total value of the contract is approximately $320 million; however, incorporating CPI escalation over the term of the contract, ERG is expected to ultimately receive $370 million. The contract value comprises approximately $94 million to supply the system and approximately $276 million to operate the system for ten years.

The agreement covers all SRA commuter rail, State Transit and private operator buses, State Transit and private operator ferries, as well as Sydney's light rail and monorail. The transport network handles approximately 630 million passenger journeys each year with revenue collections of approximately $800 million.

Under the contract, work will commence immediately to design and supply all components of the integrated ticketing system and ITS will then operate the system on behalf of transport operators for a minimum period of ten years following the initial installation. The project includes the installation of ERG's proven MASS (multi-application smart card solution) central computer processing system.

It is expected that the first commuter smart card travel will be available on inner city services in late 2004, with current plans to convert most of Greater Sydney's commuter transport services to smart card ticketing during 2005. At that time it is expected there will be 2 million smart cards on issue. The system is expected to be fully operational in 2006.

According to ITS Chairman and ERG CEO, Peter Fogarty, the Sydney project will be an important contributor to ERG's long-term recurring revenues. It will be the largest smart card system in Australia and will rank as one of the largest in the world.

"We have been working to build a portfolio of large scale mass transit ticketing projects that will generate annuity like revenue streams.

"We look forward to working with the NSW Department of Transport, the Government and private transport operators in creating one of the world's leading reference sites for a large scale, fully integrated smart card system," Mr Fogarty said.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Subsidiary Signs Contract for Sydney Integrated Ticketing System

According to ERG's Asia Pacific Managing Director, Rob Noble, Sydney will join a growing list of major cities such as Gothenburg, Hong Kong, Las Vegas, Manchester, Rome, San Francisco, Singapore, Toronto and Washington DC that have chosen ERG's technology.

"This growing portfolio of reference sites is clear evidence that ERG's technology and delivery are considered at the forefront of the international market," Mr Noble said.

The smart card contract also includes a separate agreement which gives ERG's ITS the right to work with the Government to extend the use of the transit smart card to other applications potentially including vending, venue ticketing, parking, fast food outlets and tolling. This follows similar initiatives in Hong Kong and San Francisco, where customers appreciated the extra utility offered by the smart card for other similar transactions. Additional revenue generated from this agreement will be shared between ITS and the Government.

"There are significant opportunities for the use of smart cards beyond the immediate transit applications. In addition, we see scope to add the transit application to other smart cards Sydney commuters may use in the future," Mr Noble added.

-END-

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 16 offices across 12 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has deployed systems that have issued more than 50 million smart cards. ERG is an Australian-based company, listed on the Australian Stock Exchange.

THE HON CARL SCULLY MP
Minister for Transport
Minister for Roads

MEDIA RELEASE

Thursday 20 February 2003

SINGLE TICKET SYSTEM FOR SYDNEY

The Minister for Transport, Mr Carl Scully, today announced a contract has been signed to develop a revolutionary single-ticket system for public transport in greater metropolitan Sydney.

The Government has entered into a $320 million contact with Integrated Transit Solutions (ITS) to design and build and operate NSW's integrated smart card ticketing system.

The key phases of the project are:

- Comprehensive system design, development and testing starting now and expected to finish by the second half of 2004.
- Phased implementations across the public transport network expected from the second half of 2004.
- Expected to be fully operational by late 2006.

Mr Scully said integrated ticketing would be a significant undertaking, involving both government and private transport operators, providing benefits for public transport users.

"One-card integrated ticketing will make significant customer service improvements by making it easier, quicker and safer to access all forms of public transport.

"A key benefit of having just one ticket will be that instead of queuing up to pay the fare, the preferred fare can be automatically loaded on to your smart card when it is required.

"Additionally, the smart cards will be 'contactless', which means they do not need to be swiped through a machine.

"Instead, they only need to pass near a validator in the entry/exit area to ensure passengers can continue their journey with little interruption.

"The smart card will not need to be removed from a wallet or bag provided it is close to the validator. That means people won't have to rummage for tickets or change, just walk through which is an added time-saving and security benefit."

The one-ticket system will apply to all transport modes in the Sydney, Hunter and Illawarra regions, reaching as far as Lithgow in the west and Goulburn in the south west.

It will enable travel on rail, light rail, monorail and private and public bus and ferry services.

"A single smart card will be an added incentive for people to leave their cars at home and take public transport.

"As smart card technology is now being used for a variety of purposes, it is even likely that in the future public transport tickets will be used for a range of retail transactions as well as e-tolling," Mr Scully said.

The Department of Transport NSW, in consultation with government and private transport operators, will oversight the development and implementation of the integrated ticketing system.

The $320 million contract is for 10 years from the start of system operation and will give rights to ITS (a consortium led by Australian technology company ERG) to operate and maintain the system over that period.

The integrated ticketing system will relieve the State Rail Authority and the State Transit Authority from having to upgrade their own ticketing systems – a cost that is already factored into their capital investment plans.

The new system will also be cheaper to operate than existing systems.

The Government's costs will be met from savings integrated ticketing provides to government trains and buses, reduced fare evasion and from a recurrent allocation through the Department of Transport (DoT).

The recurrent allocation to the DoT for the next four years is $25.9 million. This is contained in the existing recurrent allocations to the Department. Therefore it will have no impact on projected Budget surpluses.

Contact: **Tracey Annear on 9228 4455 or 0411 020 292.**